# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Digimarc Corp, CIK 0002119322
CUSIP: 25382K100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001827235
Persons authorized to receive notices and communications: Riley McCormack, 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008, (305) 631-2754

## Reporting persons
- TCM Strategic Partners L.P. (CIK 0001827235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TCM Strategic GP LLC (CIK 0001827269): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- mccormack riley (CIK 0001536534): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 64,659; shared voting power 0; sole dispositive power 64,659; shared dispositive power 0; aggregate amount beneficially owned 64,659 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Digimarc Corp
Address of issuer's principal executive offices: 8500 SW CREEKSIDE PLACE, BEAVERTON, Oregon (OR), 97008
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on October 5, 2020, as amended by Amendment No. 1 filed on December 16, 2020 and Amendment No. 2 filed on March 19, 2025 (collectively, the "Schedule 13D") by the Reporting Persons, relating to the shares of common stock, par value $0.001 per share ("Common Stock"), of Digimarc Corporation (the "Issuer" or the "Company"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning given to such terms in the Schedule 13D.

On May 15, 2026, Digimarc Parent, Inc. (which subsequently changed its name to Digimarc Corporation effective May 21, 2026) ("New Digimarc") became the successor of Digimarc Corporation (which became a wholly-owned subsidiary of New Digimarc) ("Old Digimarc") pursuant to an agreement and plan of reorganization, including an agreement and plan of merger attached thereto (the "Reorganization Agreement"). The merger and reorganization resulted in New Digimarc's becoming a parent holding company of Old Digimarc, but did not alter the proportionate interests of security holders. Accordingly, this Amendment No. 3 is filed under the CIK for New Digimarc, but the original Schedule 13D, Amendment No. 1 and Amendment No. 2 were filed under the CIK for Old Digimarc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On May 15, 2026, pursuant to the Reorganization Agreement, Old Digimarc became a wholly-owned subsidiary of New Digimarc, a newly formed Oregon corporation, and Old Digimarc converted into an Oregon limited liability company. In connection therewith, each outstanding share of common stock and each outstanding share of preferred stock of Old Digimarc was exchanged for one share of common stock and one share of preferred stock, respectively, of New Digimarc, with substantially equivalent rights, powers, and economic ownership over New Digimarc as over Old Digimarc.

On May 19, 2026, Mr. McCormack purchased 5,103 common units ("Common Units") of Digimarc LLC, of which the Issuer is the Managing Member and majority owner, for an aggregate purchase price of $50,009.40, using his personal funds. These Common Units are generally redeemable for an equal number of shares of Common Stock or at the election of the Issuer as Managing Member, cash equal to the fair market value of such shares.

Also on May 19, 2026, (i) 1,050,000 long-term incentive plan units ("LTIP Units") of Digimarc LLC were granted to Mr. McCormack, pursuant to the LTIP Unit Award Agreement (as defined and described in Item 6 of this Amendment No. 3), and (ii) an option to purchase up to 1,500 Common Units (the "Common Unit Option") was granted to Mr. McCormack, with an exercise price per Common Unit payable in cash equal to the closing price of one share of Common Stock on the date immediately preceding the exercise date. The Common Unit Option is exercisable in three equal tranches from the grant date through May 19, 2036.

On May 21, 2026, Mr. McCormack exercised one tranche of the Common Unit Option for 500 Common Units at an exercise price of $12.05, using his personal funds. These Common Units are generally redeemable for an equal number of shares of Common Stock or at the election of the Issuer as Managing Member, cash equal to the fair market value of such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The responses to Item 1 Comment, Item 3, Item 5(c) and Item 6 of this Amendment No. 3 are hereby incorporated by reference herein.

On June 16, 2026, TCM Partners made an in-kind distribution of an aggregate 2,275,737 shares of Common Stock to its limited partners and its general partner, proportionately based on their respective limited partnership interests, for no consideration, including 3,512 shares of Common Stock that were distributed to TCM GP, whose sole manager is Mr. McCormack. Also on June 16, 2026, TCM Partners transferred an additional 79,356 shares of Common Stock to its investment manager, TCM Strategic L.P., which is wholly-owned by Mr. McCormack.

Effective July 5, 2026, Mr. McCormack's service as President and Chief Executive Officer of the Company will conclude. In connection with this transition, and pursuant to the terms of his existing agreements, Mr. McCormack will be entitled to severance benefits, including certain accelerated equity vesting and health benefit stipends. Mr. McCormack will remain on the Company's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, TCM Partners may be deemed to beneficially own 0 shares of Common Stock, TCM GP may be deemed to beneficially own 0 shares of Common Stock, and Mr. McCormack may be deemed to beneficially own 64,659 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock outstanding. The percentage set forth herein is calculated based on 22,327,310 shares of Common Stock outstanding as of June 5, 2026, as set forth in the Company's prospectus on Form 424B5 filed on June 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, each of TCM Partners and TCM GP may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 0 shares of Common Stock.

As of the date hereof, Mr. McCormack may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of the 64,659 shares of Common Stock directly owned by him.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses to Item 3 and Item 4 of this Amendment No. 3 are hereby incorporated by reference herein.

On June 16, 2026, TCM Strategic L.P. sold 69,363 shares of Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $10.50 to $11.355, inclusive, with a weighted average price of $10.8337 per share. Also on June 16, 2026, TCM GP sold 3,512 shares of Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $10.72 to $11.345, inclusive, with a weighted average price of $10.9602 per share.

On June 17, 2026, TCM Strategic L.P. sold 15,003 shares of Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $9.85 to $10.79, inclusive, with a weighted average price of $10.0464 per share.

On June 18, 2026, TCM Strategic L.P. sold 27,071 shares of Common Stock in the open market, through a broker, in multiple transactions at prices ranging from $9.30 to $9.755, inclusive, with a weighted average price of $9.4622 per share.

Other than as set forth herein, no transactions in the Company's securities have been effected by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 16, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

LTIP Unit Award Agreement

On May 19, 2026, Mr. McCormack entered into an LTIP unit award agreement (the "LTIP Unit Award Agreement") with Digimarc LLC, an Oregon limited liability company, of which the Issuer is the Managing Member and majority owner. Pursuant to the LTIP Unit Award Agreement, LTIP Units are convertible, after certain appreciation and vesting conditions are met, into Common Units of Digimarc LLC. The vesting terms of the LTIP Units awarded to Mr. McCormark are as follows, each subject to Mr. McCormack's continued service through the applicable vesting date: (i) 61,250 of the LTIP Units vested upon grant; (ii) 30,625 LTIP Units vest on June 30, 2026, and on each subsequent calendar quarter end through September 30, 2028; and (iii) 682,500 LTIP Units vest in incremental tranches upon the Issuer's Common Stock achieving specified 20-consecutive-trading-day average closing price thresholds during the performance period from December 1, 2025, through and including December 31, 2029, with 20% vesting at $20.00, 30% vesting at $30.00, 30% vesting at $42.50 and 20% vesting at $55.00. Acceleration of vesting can occur upon certain events such as termination of employment.

The foregoing description of the LTIP Unit Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LTIP Unit Award Agreement, a form of which is filed as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.4 - Form of LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's registration statement on Form S-4, filed on March 12, 2026)

## Signatures
- TCM Strategic Partners L.P.: /s/ Riley McCormack, Riley McCormack, Manager of TCM Strategic GP LLC, its General Partner (06/18/2026)
- TCM Strategic GP LLC: /s/ Riley McCormack, Riley McCormack, Manager (06/18/2026)
- mccormack riley: /s/ Riley McCormack, Riley McCormack (06/18/2026)